

18006712

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response......12.00

RMS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 66628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2017___ AND ENDING ___12/31/2017___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PM SECURITIES, LLC dba
Phoenix Capital Resources

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Commons Court

OFFICIAL USE ONLY

FIRM I.D. NO.

                       (No. and Street)

Chadds Ford   PA   19317
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GPCD Partners, LLC

                       (Name – if individual, state last, first, middle name)

Number Three, 107 Chesley Drive   Media PA   19063
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

BW

OATH OR AFFIRMATION

I, MARK KARBINER , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PM SECURITIES LLC dba PHOENIX CAPITAL RESOURCES , as of DECEMBER 31 , 20 17 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

PRESIDENT

Title

Kelly M. Rooney

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PM SECURITIES, LLC
D/B/A PHOENIX CAPITAL RESOURCES

Financial Statements
and Additional Information
For the Year Ended December 31, 2017
With Report and Supplemental Reports
of Independent Auditor

PM SECURITIES, LLC
D/B/A PHOENIX CAPITAL RESOURCES
Financial Statements and Supplementary Financial Information
For the Year Ended December 31, 2017

TABLE OF CONTENTS

GPCD PARTNERS, LLC
C E R T I F I E D   P U B L I C   A C C O U N T A N T S

1420 Walnut Street, Suite 1012
Philadelphia, PA 19102-4010
215.854.9300 • Fax: 215.561.2070
www.gpcdcpa.com

Number Three, 107 Chesley Drive
Media, PA 19063
610.565.8559 • Fax: 610.565.8178

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
PM Securities, LLC
d/b/a Phoenix Capital Resources
Chadds Ford, PA

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PM Securities, LLC d/b/a Phoenix Capital Resources as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of PM Securities, LLC d/b/a Phoenix Capital Resources as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of PM Securities, LLC d/b/a Phoenix Capital Resources' management. Our responsibility is to express an opinion on PM Securities, LLC d/b/a Phoenix Capital Resources' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to PM Securities, LLC d/b/a Phoenix Capital Resources in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of PM Securities, LLC d/b/a Phoenix Capital Resources' financial statements. The supplemental information is the responsibility of PM Securities, LLC d/b/a Phoenix Capital Resources' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

GPCD Partners, LLC

GPCD Partners, LLC

We have served as PM Securities, LLC d/b/a Phoenix Capital Resources' auditor since 2013.

Media, Pennsylvania

February 26, 2018

PM SECURITIES, LLC
D/B/A PHOENIX CAPITAL RESOURCES
Statement of Financial Condition
December 31, 2017

		2017
Assets		
Cash	$	617,340
Accounts Receivable, Net		19,703
Due from Related Party		100,000
Prepaid Expenses		22,923
Property & Equipment - net of accumulated depreciation		3,746
Total Assets	$	763,712
Liabilities and Member's Equity		
Liabilities:		
Accounts Payable and Accrued Expenses	$	35,523
Due to Related Party		62,110
Total Liabilities		97,633
Member's Equity		666,079
Total Liabilities and Member's Equity	$	763,712

(The accompanying notes are an integral part of these financial statements)

PM SECURITIES, LLC
D/B/A PHOENIX CAPITAL RESOURCES
Statement of Operations
For the Year Ended December 31, 2017

	2017
Revenues:	
Fee Revenues	$ 1,475,489
Expenses:	
Compensation and Benefits	591,441
Marketing	78,263
Occupancy	71,060
Professional Fees	105,735
Regulatory Fees and Expenses	10,847
Other Expenses	57,298
Total Expenses	914,644
Net Income	$ 560,845

(The accompanying notes are an integral part of these financial statements)

PM SECURITIES, LLC
D/B/A PHOENIX CAPITAL RESOURCES
Statement of Changes in Member's Equity
For the Year Ended December 31, 2017

Balance - January 1, 2017	$ 655,234
Net income	560,845
Dividend Distribution	(550,000)
Balance - December 31, 2017	$ 666,079

PM SECURITIES, LLC
D/B/A PHOENIX CAPITAL RESOURCES
Statement of Cash Flows
For the Year Ended December 31, 2017

		2017
Cash Flows From Operating Activities:		
Net Income	$	560,845
Adjustments to Reconcile Net Income to Net		
Cash Provided by Operating Activities:		
Depreciation		3,359
(Increase)/Decrease in:		
Prepaid Expenses		4,046
Accounts Receivable		430,662
Due from Related Party		(87,817)
Increase/(Decrease) in:		
Accounts Payable and Accrued Expenses		(1,201)
Deferred Revenue		(39,167)
Due to Related Party		61,110
Net Cash Provided by Operating Activities		931,837
Cash Flows From Financing Activities:		
Dividend distributions		(550,000)
Net Cash Used by Investing Activities		(550,000)
Net Increase/(Decrease) in Cash		381,837
Cash - Beginning of Year		235,503
Cash - End of Year	$	617,340

(The accompanying notes are an integral part of these financial statements)

5

---

(1)   NATURE OF OPERATIONS

PM Securities, LLC ("the Company") was formed as a Delaware LLC as a wholly-owned subsidiary of Phoenix Management Services, Inc. in 2004 and was licensed as a broker-dealer in January 2005. The Company has offices in Chadds Ford, PA and New York, NY. On April 2, 2012, PM Securities, LLC, along with its parent company, Phoenix Management Services, Inc. were part of a legal reorganization. As a result, PM Securities, LLC became a wholly-owned subsidiary of Phoenix Capital Resources, LLC (the Member), which is wholly-owned by Phoenix Management Holdings, Inc. (formerly Phoenix Management Services, Inc.) In connection with the reorganization, the Company began conducting business under the Phoenix Capital Resources trade name. The Company provides investment banking services, including the placement of equity financing, debt financing and merger and acquisition services. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Basis of Accounting
The accompanying financial statements have been prepared on an accrual basis in accordance with generally accepted accounting principles ("GAAP"). The accrual method recognizes income when it is earned, whether or not received, and recognizes expenses when they are incurred, whether or not they are paid within the accounting period.

Allowance for Doubtful Accounts
Trade accounts receivable are stated net of an allowance for doubtful accounts. The Company estimates the allowance based on an analysis of specific customers, taking into consideration the age of past due accounts and an assessment of the customer's ability to pay. The allowance for doubtful accounts was $131,438 at December 31, 2017.

Property and Equipment
Property and equipment are carried at cost. Depreciation on property and equipment is provided using the straight-line method. Assets purchased over $1,000 are generally capitalized.

Estimates in the preparation of financial statements
In preparation of financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
The Company recognizes revenue for financial advisory services and retainers on a straight-line basis over the life of the related contract. For the other services the Company provides, fees are recognized once the transaction has been completed and the income is reasonably determinable.

Income taxes
The Company is a single-member Limited Liability Company under applicable sections of the Internal Revenue Code, formed in the State of Delaware and is registered in the Commonwealth of Pennsylvania and the State of New York. As a single member LLC, the Company is considered a disregarded entity for tax purposes whereby its income or loss is reflected on its parent's tax return and accordingly, there is no provision or credit for federal and state income taxes included in the financial statements. The parent company federal and state tax returns for the years 2012 – 2017 are still open for examination by the appropriate tax authorities.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company has no tax position at December 31, 2017 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

Advertising
The Company expenses advertising costs as they are incurred. Advertising expenses were $78,263 for the year ending December 31, 2017.

(3) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Act of 1934, which requires the maintenance of a minimum net capital (the greater of $5,000 or 6 2/3% of aggregate indebtedness) and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.
At December 31, 2017, the Company had net capital, as defined, of $519,707 which was $513,198 in excess of its minimum required net capital of $6,509. The Company's ratio of aggregate indebtedness to net capital was .19 to 1 as of December 31, 2017 which is in compliance with the requirement that it be less than 15 to 1.

(4) RESERVE REQUIREMENTS

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under section (k)(2)i which provides an exemption for broker-dealers who do not hold customer funds or safe keep customer securities but maintain "Special Accounts for the Exclusive Benefit of Customers." Therefore, Schedules II and III on page 12 and 13 are not applicable.

(5) RELATED PARTY TRANSACTIONS

In connection with the reorganization discussed in Note 1, effective April 2, 2012, the Company pays all expenses of its operations, administration and all other expenses necessary or advisable for the operation of the business of the Company. In the event the Member or any other related entities advance funds to the

Company or directly pays Company expenses, such advances or payments shall be deemed loans to the Company, and the Member or related entity shall be fully reimbursed by the Company. In addition, the Company began reimbursing Phoenix Management Services, LLC (PMS, LLC), an entity related through common ownership and management, for the Company's allocated share of certain operating expenses paid by the entity.

For the year ended December 31, 2017, the Company's allocated expenses from PMS, LLC were $782,706 inclusive of $591,441 in compensation and benefits. Also included in allocated expenses is rent for the use of the Chadds Ford office, which is rented by PMS LLC from 110 Chadds Ford Commons, LLC, an entity related through common ownership and management, which owns the property. At December 31, 2017, the Company has a payable to PMS, LLC for expenses which has been reflected as due from related party in the accompanying Statement of Financial Condition.

The Company received non-cash compensation from one client in the form of common stock of that client. The Company assigned the common stock to an affiliate and is reflecting a receivable of $100,000 which represents the valuation of the stock at the time of the transaction.

(6) CONCENTRATION

Due to the nature of the Company's business, 87% of revenues were derived from 3 clients in the year ending December 31, 2017.

At various times during the year, the Company's cash in bank balances exceeded the federally insured limits. The Company's uninsured cash balance totaled $367,340 at December 31, 2017.

(7) COMMITMENTS

The Company shares office space and rent in NY with its related party, PMS, LLC. Rent expense incurred and reflected in the statement of operations totaled $57,055 for the year ending December 31, 2017. Based on square footage utilized by the Company it is obligated for 57% of the rent. The future minimum lease payments for the next three years are as follows:

2018	64,416
2019	10,780
	$ 75,196

(8) SUBSEQUENT EVENT EVALUATION

The Company has evaluated subsequent events through the issuance of the financial statements. There are no subsequent events to report at this time.

(9)   PROPERTY AND EQUIPMENT

Property and Equipment, at cost, consisted of the following:

	Estimated Useful Life	December 31, 2017
Computer equipment	5 years	$9,834
Furniture and fixtures	7 years	5,731
Leasehold improvements	62 months	3,618
		19,183
Less accumulated depreciation		(15,437)
		$3,746

Depreciation expense charged to operations amounted to $3,359 for the year ended December 31, 2017.

SUPPLEMENTARY

FINANCIAL

INFORMATION

PM SECURITIES, LLC
D/B/A PHOENIX CAPITAL RESOURCES
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2017

	2017
Net Capital:	
Member's equity	$ 666,079
Less - member's equity not allowable for net capital	-
Member's equity qualified for net capital	666,079
Deductions:	
Non-allowable assets:	
Accounts receivable	19,703
Due from related party	100,000
Property & Equipment	3,746
Prepaid expenses	22,923
Total Non-allowable assets	146,372
Total deductions	146,372
Net capital	$ 519,707
Aggregate indebtedness:	
Accounts payable, accrued expenses, due to related party & deferred revenue	$ 97,633
Total Aggregate Indebtedness	$ 97,633
Computation of basic net capital requirement:	
Net capital requirement	$ 6,509
Net capital	519,707
Excess Net Capital	$ 513,198
Net capital less the greater of 10% of total aggregate indebtedness or 120% of the minimum net capital requirement	$ 509,944
Ratio of aggregate indebtedness to net capital	.19 to 1

PM SECURITIES, LLC
D/B/A Phoenix Capital Resources
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

Not Applicable: The Company does not hold customer funds or safe keep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

PM SECURITIES, LLC
D/B/A Phoenix Capital Resources
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

Not Applicable: The Company does not hold customer funds or safe keep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

GPCD PARTNERS, LLC

CERTIFIED PUBLIC ACCOUNTANTS

1420 Walnut Street, Suite 1012
Philadelphia, PA 19102-4010
215.854.9300 • Fax: 215.561.2070
www.gpcdcpa.com

Number Three, 107 Chesley Drive
Media, PA 19063
610.565.8559 • Fax: 610.565.8178

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
PM Securities, LLC
d/b/a Phoenix Capital Resources
Chadds Ford, Pennsylvania

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with the Exemption Provisions of Rule 15c3-3 of the Securities and Exchange Commission, in which (1) PM Securities, LLC d/b/a Phoenix Capital Resources identified the following provisions of 17 C.F.R. §15c3-3(k) under which PM Securities, LLC d/b/a Phoenix Capital Resources claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) PM Securities, LLC d/b/a Phoenix Capital Resources stated that PM Securities, LLC d/b/a Phoenix Capital Resources met the identified exemption provisions throughout the most recent fiscal year without exception. PM Securities, LLC d/b/a Phoenix Capital Resources' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PM Securities, LLC d/b/a Phoenix Capital Resources' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

GPCD Partners, LLC

GPCD Partners, LLC
Media, Pennsylvania

February 26, 2018

PM SECURITIES, LLC
D/B/A Phoenix Capital Resources

Management Statement Regarding Compliance with the
Exemption Provisions of Rule 15c3-3 of the Securities and Exchange Commission

We, as the management of PM Securities, LLC d/b/a Phoenix Capital Resources (the "Company"), are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEC Rule 15c3-3"). The following statements are made to our best knowledge and belief: (1) the Company claims an exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(i), and; (2) for the reporting period January 1, 2017 through December 31, 2017, the Company has met the identified exemption provision without exception.

PM Securities, LLC d/b/a/ Phoenix Capital Resources

By:

Mark Karbiner
President

14